Fifth Third Bank

H. Samuel Lind, Esq.

Vice President and Counsel

March 8, 2012

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Office of Information Services

Re:	Definitive Proxy Statement for Fifth Third Bancorp

Dear Filing Officer:

The enclosed Definitive Proxy Statement of Fifth Third Bancorp relates to its Annual Meeting of Shareholders scheduled for April 17, 2012. No fee is required in connection with this filing.

Fifth Third previously filed the original preliminary proxy statement on February 27, 2012 and filed an amendment to this preliminary proxy statement on March 6, 2012. Definitive proxy materials are being sent to Fifth Third’s stockholders today on March 8, 2012. Please contact the undersigned at 513-534-3719 or at sam.lind@53.com with any questions.

Thank you in advance for your help and attention.

Very truly yours,

/s/    H. Samuel Lind

H. Samuel Lind

Enclosures

38 Fountain Square Plaza — MD 10AT76 — Cincinnati, Ohio 45263

(513) 534-3719 — Fax: (513) 534-6757 — sam.lind@53.com